General Rules and Regulations
promulgated
under the
Securities Exchange Act of 1934





Schedule 13G -Information to Be Included in Statements Filed Pursuant to Rule 13d-1(b),
 (c) and (d)and Amendments Thereto Filed Pursuant to Rule 13d-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No)

Captaris Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

14071N104

(CUSIP Number)

October 27, 2008

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled
 out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be
 "filed"
 for the purpose of Section 18 of the
Securities Exchange Act of 1934
("Act") or otherwise subject
to the liabilities of that section of
the Act but shall be subject to
all other provisions of the Act
(however, see the Notes).


CUSIP No. 14071N104

(1)Names of reporting persons.

Shorewater Ltd.

(2) Check the appropriate box if a
member of a group (see instructions)
	(a)[x]
	(b)[ ]

(3) SEC use only


(4) Citizenship or place of organization

Cayman Islands

Number of shares beneficially owned by
each reporting person with:

(5)Sole voting power


(6)Shared voting power

1,019,835

(7)Sole dispositive power


(8)Shared dispositive power

1,019,835

(9)Aggregate amount beneficially owned by each reporting person

1,019,835

(10)Check if the aggregate amount in Row
(9) excludes certain shares
(see instructions)


(11)Percent of class represented by amount in Row 9

3.855%

(12)Type of reporting person

CO

		(see instructions)



CUSIP No. 14071N104

(1)Names of reporting persons.

Shorewater International Ltd.

(2) Check the appropriate box if a member of a group (see instructions)
	(a)[x]
	(b)[ ]

(3) SEC use only


(4) Citizenship or place of organization

Cayman Islands

Number of shares beneficially owned by
each reporting person with:

(5)Sole voting power


(6)Shared voting power

1,019,835

(7)Sole dispositive power


(8)Shared dispositive power

1,019,835

(9)Aggregate amount beneficially owned by each reporting person

1,019,835

(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)


(11)Percent of class represented by amount in Row 9

3.855%

(12)Type of reporting person

CO

		(see instructions)



CUSIP No. 14071N104

(1)Names of reporting persons.

HFR MA Shorewater Master Trust

(2) Check the appropriate box if a
member of a group (see instructions)
	(a)[x]
	(b)[ ]

(3) SEC use only


(4) Citizenship or place of organization

Bermuda

Number of shares beneficially owned by
each reporting person with:

(5)Sole voting power


(6)Shared voting power

313,282

(7)Sole dispositive power


(8)Shared dispositive power

313,282

(9)Aggregate amount beneficially
owned by each reporting person

313,282

(10)Check if the aggregate amount in Row
(9) excludes certain shares
 (see instructions)


(11)Percent of class represented by amount in Row 9

1.185%

(12)Type of reporting person

CO

		(see instructions)



CUSIP No. 14071N104

(1)Names of reporting persons.

Shorewater Advisors LLC

(2) Check the appropriate box if a
member of a group (see instructions)
	(a)[x]
	(b)[ ]

(3) SEC use only


(4) Citizenship or place of organization

Minnesota

Number of shares beneficially owned by
each reporting person with:

(5)Sole voting power


(6)Shared voting power

1,333,117

(7)Sole dispositive power


(8)Shared dispositive power

1,333,117

(9)Aggregate amount beneficially
owned by each reporting person

1,333,117

(10)Check if the aggregate amount in
Row (9) excludes certain shares
 (see instructions)


(11)Percent of class represented by
amount in Row 9

5.04%

(12)Type of reporting person

OO


		(see instructions)



CUSIP No. 14071N104

(1)Names of reporting persons.

Charles V. Marais

(2) Check the appropriate box if a member of a group (see instructions)
	(a)[x]
	(b)[ ]

(3) SEC use only


(4) Citizenship or place of organization

United Kingdom

Number of shares beneficially owned by each reporting person with:

(5)Sole voting power


(6)Shared voting power

1,333,117

(7)Sole dispositive power


(8)Shared dispositive power

1,333,117

(9)Aggregate amount beneficially owned by each reporting person

1,333,117

(10)Check if the aggregate amount in
Row (9) excludes certain shares
 (see instructions)


(11)Percent of class represented
by amount in Row 9

5.04%

(12)Type of reporting person

IN

		(see instructions)




__________________________________






Instructions for Cover Page

(1)Names of Reporting Persons---Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group.
Do not include the name of a person required to be identified in the report but who is not a reporting person.(2)If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row
2(b)[unless it is a joint filing pursuant to Rule
 13d-1(k)(1)
in which case it may not be necessary to check row 2(b)]. (3)The third row is for SEC internal use;
please leave blank. (4) Citizenship or Place of Organization Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.
(5)-(9), (11)Aggregated Amount
 Beneficially Owned By Each Reporting Person, etc.---Rows (5) through
 (9) inclusive, and (11) are to
 be completed in accordance with the
provisions of Item 4 of Schedule 13G.
All percentages are to be rounded off to the nearest tenth (one place after decimal point).
(10)Check if the aggregate amount reported as beneficially owned in row 9 does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.
(12)Type of Reporting Person---Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:


Category Symbol

Broker Dealer BD

Bank BK

Insurance Company IC

Investment Company IV

Investment Adviser IA

Employee Benefit Plan or Endowment Fund EP

Parent Holding Company/Control Person HC

Savings Association SA

Church Plan CP

Corporation CO

Partnership PN

Individual IN

Other OO


__________________________________


Notes:

Attach as many copies of the second
part of the cover page as are needed,
one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules
(Schedule 13D, 13G, or TO)
by appropriate cross references to an item or items on the cover page(s).
This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover,such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of
Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page
 filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing
Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).


__________________________________



SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23
of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this
schedule is mandatory. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record.
Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the
Federal securities laws or other civil,
criminal orregulatory statutes or provisions.

Failure to disclose the information requested by this schedule may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.



____________________________________

General Instructions


Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in
Rules 13d-1(b)(2)
and 13d-2(c).
Statements filed pursuant to
Rule 13d-1(c) shall be filed
within the time specified in
Rules 13d-1(c),
13d- 2(b)
and 13d-2(d).
Statements filed pursuant to
Rule 13d-1(d) shall be filed
not later than February 14
following the calendar year
covered by the statement pursuant
to Rules 13d-1(d) and 13d-2(b).


Information contained in a form which is required to be filed by rules under
Section 13(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.


The item numbers and captions of the items shall
be included but the text of the items is to be
omitted. The answers to the items shall be so
prepared as to indicate clearly the coverage of the
items without referring to the text of the items.
Answer every item. If an item is inapplicable
or the answer is in the negative, so state.
__________________________________




Item 1.

Item 1(a) Name of issuer:

Captaris Inc.

Item 1(b) Address of issuer's principal executive offices:

10885 N.E. 4th Street, Suite 400
Bellevue, WA 98004-5579
__________________________________


Item 2.

2(a) Name of person filing:

Shorewater Ltd.,
Shorewater International Ltd.,
HFR MA Shorewater Master Trust,
Shorewater Advisors LLC
and Charles V. Marais.
Shorewater Advisors is the investment manager of Shorewater Ltd., Shorewater International Ltd.
and HFR MA Shorewater Master Trust.
Charles Marais is the controlling person of Shorewater Advisors LLC.

2(b) Address or principal business office or, if none, residence:

The address for Shorewater Ltd. and Shorewater International Ltd. is:
P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, BWI

The address for HFR MA Shorewater Master Trust is:
Suite 193, 48 Par-la-Ville Road, Hamilton HM11, Bermuda

The address for Shorewater Advisors LLC and Charles Marais is:
7825 Washington Avenue South, Suite 625, Minneapolis, MN  55439


2(c) Citizenship:

Shorewater Ltd. and Shorewater International Ltd.
are exempt companies formed under the laws of the Cayman Islands, British West Indies.

HFR MA Shorewater Master Trust is a Trust in Bermuda

Shorewater Advisors LLC is a Limited Liability Company formed under the laws of the state of Minnesota

Charles Marais is a citizen of the United Kingdom


2(d) Title of class of securities:

Common Stock, par value $.01

2(e) CUSIP No.:

14071N104

__________________________________


Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
[ ] Broker or dealer registered under Section 15 of the Act.


[ ] Bank as defined in Section
3(a)(6) of the Act.


[ ] Insurance company as defined
in Section 3(a)(19) of the Act.


[ ] Investment company registered
under Section 8 of the Investment Company Act of 1940.


[ ] An investment adviser in accordance
 with Rule 13d-1(b)(1)(ii)(E);


[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


[ ] A savings associations as defined in Section
 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);


[ ] A church plan that is excluded from the definition of an investment company under section
 3(c)(14) of the Investment Company Act of 1940;


[ ] Group, in accordance with
Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to
Rule 13d-1 (c), check this box [x]


__________________________________



Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Amount beneficially owned:  (a)

	Shorewater Ltd. beneficially owns 1,019,835 shares of Common Stock

	Shorewater International Ltd., a controlling entity of Shorewater Ltd., is deemed to beneficially own the 1,019,835 shares of Common Stock beneficially owned by Shorewater Ltd.

	HFR MA Shorewater Master Trust beneficially owns 313,282 shares of Common Stock

	Charles Marais, a controlling person of Shorewater Advisors LLC, is deemed to beneficially own the 1,333,117 shares of Common Stock beneficially owned by HFR MA Shorewater Master Trust and
Shorewater Ltd.

	Shorewater Advisors LLC is deemed to beneficially own the 1,333,117 shares of Common Stock beneficially owned by HFR MA Shorewater Master Trust and and Shorewater Ltd.

Percent of class:  (b)

	Shorewater Ltd.'s beneficial ownership of
1,019,835 shares of Common Stock represents
3.855% of all outstanding shares of Common Stock

	Shorewater International Ltd.'s beneficial ownership of 1,019,835 shares of Common Stock represents 3.855% of all outstanding shares of Common Stock

	HFR MA Shorewater Master Trust beneficial ownership of 313,282 shares of Common Stock represents 1.185% of all outstanding shares of Common Stock

	Charles Marais's beneficial ownership of 1,333,117
shares of Common Stock represents 5.04%
of all outstanding shares of Common Stock

	Shorewater Advisors LLC's beneficial ownership of 1,333,117 shares of Common Stock represents 5.04% of all outstanding shares of Common Stock

	Collectively the Reporting Person's beneficially own
1,333,117 shares of Common Stock
representing 5.04% of all outstanding shares of Common Stock


Number of shares as to which such person has:  (c)


	(i)  Sole power to vote or to direct the vote:

		Not Applicable

	(ii)  Shared power to vote or to direct the vote:

		Shorewater Ltd., Shorewater International Ltd.,
Charles Marais and Shorewater Advisors LLC have shared power to vote or direct the vote of 1,019,835 shares of common stock.

		HFR MA Shorewater Master Trust, Charles Marais and Shorewater Advisors LLC have shared power to vote or direct the vote of 313,282 shares if common stock.


	(iii)  Sole power to dispose or to direct the disposition of:

		Not Applicable


	(iv)  Shared power to dispose or to direct the disposition of:

		Shorewater Ltd., Shorewater International Ltd.,
Charles Marais and Shorewater
Advisors LLC have the power to dispose
or to direct the disposition
of the 1,019,835 shares of common stock.

		HFR MA Shorewater Master Trust, Charles Marais and Shorewater Advisors LLC have the power to dispose or to direct the disposition of the 313,282 shares if common stock.

__________________________________

Instruction. For computations regarding
securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

__________________________________



Item 5.

Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Instruction. Dissolution of a group requires a response to this item.
__________________________________



Item 6.

Ownership of More than 5 Percent on Behalf of Another Person:

	Not Applicable

If any other person is known to have the right to receive
or the power to direct the receipt of
dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
__________________________________



Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person:

	Not Applicable

If a parent holding company or control person has filed
this schedule pursuant to Rule 13d-1(b)(1)(ii)(G),
so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d),
attach an exhibit stating the identification of the relevant subsidiary.
__________________________________



Item 8. Identification and Classification of Members of the Group:

Shorewater Ltd.
Shorewater International Ltd.
HFR MA Shorewater Master Trust
Shorewater Advisors LLC
Charles Marais

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to
Rule 13d-1(c) or Rule 13d-1(d),
attach an exhibit stating the identity of each member of the group.
__________________________________


Item 9. Notice of Dissolution of Group:

	Not Applicable

Notice of dissolution of a group may be
furnished as an exhibit stating the date of the
dissolution and that all further filings with respect
to transactions in the security reported
on will be filed, if required, by members of the group,
in their individual capacity. See Item 5.
__________________________________



Item 10. Certifications:


The following certification shall be
included if the statement is filed pursuant to Rule
13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


The following certification shall be
included if the statement is filed pursuant to Rule
13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

__________________________________




Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:
	November 4, 2008


Signature:

	Shorewater Ltd
		By:  /s/  Charles V. Marais
CEO of Shorewater Advisors LLC

	HFR MA Shorewater Master Trust
		By:  /s/ Charles V. Marais
CEO of Shorewater Advisors LLC

	Shorewater International Ltd
		By:  /s/  Charles V. Marais
CEO of Shorewater Advisors LLC

	Shorewater Advisors LLC
		By:  /s/  Charles V. Marais
CEO of Shorewater Advisors LLC

	Charles Marais
		By:  /s/  Charles V. Marais
Individual